SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING NTT DOCOMO INC.’S ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

On December 15, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning NTT DoCoMo Inc.’s acquisition of additional shares in Philippine Long Distance Telephone Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: December 15, 2006

December 15, 2006

To All Concerned:

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Norio Wada, President and CEO
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING NTT DOCOMO’S ACQUISITION OF ADDITIONAL SHARES IN PLDT

NTT DoCoMo, Inc. (NTT DoCoMo) announced today that it will acquire about 6 million shares of Philippine Long Distance Telephone Company (PLDT) (approximately 3.2% of total issued shares) for approximately 30 billion yen. This purchase will be executed through an investment subsidiary of First Pacific Company Limited, PLDT’s largest shareholder. (For details of the transaction, please see the attached press releases from NTT DoCoMo.)

Through this acquisition, including the shares of PLDT currently owned by NTT DoCoMo, NTT DoCoMo will own 19 million shares of PLDT (approximately 9.9% of total issued shares). As a result, including the 12,633,487 shares owned by NTT Communications Corporation, the total number of PLDT shares owned by NTT Group will be 31 million shares (approximately 16.6% of total issued shares).

NTT DoCoMo will continue to consider further acquisitions of PLDT shares taking into consideration market trends and other factors.

For more information, contact:
Global Business Strategy Office
Mr. Ichiya, Mr. Kusumi
Tel: +81-3-5205-5191

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagatacho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Raise Stake in PLDT

TOKYO, JAPAN, December 15, 2006 — NTT DoCoMo, Inc. announced today that it plans to acquire approximately 6 million shares of Philippine Long Distance Telephone Company (PLDT) (approximately 3.2% of total issued and outstanding shares, which is expected to be equivalent to approximately 13 billion Philippine pesos or 30 billion Japanese yen) from an affiliate of First Pacific Company Limited (FPC), PLDT’s largest shareholder. DoCoMo expects to finalize the specific terms of the transaction after discussions with FPC.

DoCoMo, which acquired 12,633,486 PLDT shares (approximately 6.7% of total issued and outstanding shares) from NTT Communications Corporation in March of this year, will have a total of approximately 19 million shares (approximately 9.9% of total issued and outstanding shares) after this latest acquisition. DoCoMo may consider purchasing additional shares in the future.

DoCoMo’s additional investment will further strengthen its relationship with PLDT and Smart Communications, Inc. (SMART), PLDT’s wholly owned mobile subsidiary. SMART, with DoCoMo’s backing, intends to launch the i-mode™ service and expand W-CDMA services in the Philippines and promote international roaming services between Japan and the Philippines.

SMART and DoCoMo will also collaborate as members of the Conexus Mobile Alliance of eight Asian operators which are cooperating in international roaming and corporate mobile services.

For further information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 30 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.